UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 11, 2014

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

11 March 2014	BHP Billiton Limited 171 Collins Street Melbourne Victoria 3000 Australia GPO BOX 86 Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 3015 bhpbilliton.com	BHP Billiton Plc Neathouse Place London SW1V 1BH UK Tel +44 20 7802 4000 Fax + 44 20 7802 4111 bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

AUSTRALIAN JOURNAL OF MINING

GLOBAL IRON ORE AND STEEL FORECAST CONFERENCE

BHP Billiton President, Iron Ore, Jimmy Wilson, will present at the Australian Journal of Mining Global Iron Ore and Steel Forecast Conference, in Perth, Western Australia today.

A copy of the presentation is attached and can be found at http://www.bhpbilliton.com/home/investors/reports/Documents/2014/140311_AustralianJourn alofMiningConference.pdf

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Nicole Duncan

Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne, Victoria 3000	Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

NEWS RELEASE

Release Time	IMMEDIATE

Date	11 March 2014

BHP BILLITON IRON ORE DELIVERING SIGNIFICANT VALUE

BHP Billiton today outlined how its focus on productivity and capital efficient debottlenecking in its iron ore business is delivering value.

Speaking at the AJM Global Iron Ore and Steel Forecast conference, BHP Billiton Iron Ore President Jimmy Wilson, reiterated the Company’s view of the iron ore market and its Western Australia Iron Ore business.

“Our market outlook is for continued strong steel demand growth over the next 10 years. Our view that Chinese crude steel production is expected to peak at 1.1 billion tonnes, around 2025, is unchanged. We remain confident that global demand for iron ore will continue to grow, though at a more moderate rate, driven by urbanisation and industrialisation,” he said.

“BHP Billiton will retain a favourable position on the iron ore cost curve underpinned by the quality of our resource base. These resources further position us to benefit from an increasing market preference for high quality lump and fines iron ore products.”

Mr Wilson also reiterated the Company’s productivity agenda was underway and delivering significant value.

“Our journey to deliver sustainable productivity benefits has encompassed a full review of the supply chain across mines, rail and port. Our initial focus on equipment availability, utilisation and operating rate was followed by low-cost debottlenecking initiatives.

“Across our mines we have realised significant productivity improvements that have resulted in increased shovel, truck and ore handling plant availability and utilisation. Where appropriate, we have also installed relocatable crushers to increase high margin volumes.”

Over the longer term, BHP Billiton has a low-cost option to expand Jimblebar production to 55 million tonnes per annum (mtpa), as well as debottlenecking of the supply chain, to deliver capital efficient growth towards 270 mtpa (100 per cent basis).

“Our Iron Ore business is well positioned to deliver high margin volume growth at a lower cost without the need for an additional mining hub or major port and rail infrastructure,” Mr Wilson said.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Emily Perry

Tel: +61 3 9609 2800 Mobile: +61 477 325 803

email: Emily.Perry@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360 Mobile: +61 407 064 748

email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764

email: Jennifer.White@bhpbilliton.com

Americas

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Investor Relations

Australia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

email: Tara.Dines@bhpbilliton.com

Jodie Phillips

Tel: +61 3 9609 2069 Mobile: +61 418 710 516

email: Jodie.Phillips@bhpbilliton.com

United Kingdom and South Africa

Jonathan Price

Tel: +44 20 7802 4131 Mobile: +44 7990 527 726

email: Jonathan.H.Price@bhpbilliton.com

Dean Simon

Tel: +44 20 7802 7461 Mobile: +44 7717 511 193

email: Dean.Simon@bhpbilliton.com

Americas

James Agar

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

email: James.Agar@bhpbilliton.com

Joseph Suarez

Tel: +1 212 310 1422 Mobile: +1 646 400 3803

email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

Newman
BHP Billiton Iron Ore
Value through productivity and growth
Jimmy Wilson
President, Iron Ore
11 March 2014
bhpbilliton resourcing the future

Disclaimer
bhpbilliton resourcing the future
Forward looking statements
This release contains forward looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements. These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release also includes certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.
Reliance on third party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
Jimmy Wilson, President Iron Ore, 11 March 2014
Slide 2

Key themes
bhpbilliton resourcing the future
Strong steel production outlook continues to underpin iron ore demand
Significant additions of low cost supply will flatten the cost curve
China’s environmental policies are leading to a preference for quality iron ore
We continue to grow WAIO1 production, targeting 212 mt2 in FY14
Our approach to productivity is delivering a sustainable improvement in returns
Capital efficient debottlenecking of the supply chain towards 260–270 mtpa
1. Western Australia Iron Ore.
2. 100% basis.
Jimmy Wilson, President Iron Ore, 11 March 2014
Slide 3

Strong demand growth for the next 10 years bhpbilliton resourcing the future A further ~1.2 billion people will urbanise globally by 2030, with ~240 million in China Chinese crude steel production is expected to peak at ~1.1 billion tonnes per annum ~2025 Steel production growth in China is expected to moderate as steel intensity per unit of GDP declines Pig iron growth rates will decline as scrap use increases Growth ex-China is expected to be driven by India, South East Asia and, to a lesser extent, Latin America and former Soviet Union states Global crude steel production (million tonnes) 3,000 2,500 1.8% 2.6% 2,000 3.3% 3.6% 1,500 4.5% 1,000 6.9% 500 0 2000 2005 2010 2015e 2020e 2025e 2030e China Rest of world x% CAGR over the 5 year period Source: BHP Billiton; World Steel Association. Jimmy Wilson, President Iron Ore, 11 March 2014 Slide 4

Australia has led supply growth in recent years bhpbilliton resourcing the future Annualised shipments of Australian, Brazilian and Indian iron ore to China (million tonnes) 600 Australian exports to China 500 Brazilian exports to China Indian exports to China 400 300 200 100 0 Jan 11 Jul 11 Jan 12 Jul 12 Jan 13 Jul 13 Source: GTIS, China Customs. Operation rate of Chinese private iron ore mines (%) 100 90 80 70 60 50 40 Jan 11 Jul 11 Jan 12 Jul 12 Jan 13 Jul 13 Source: SMM Survey. Jimmy Wilson, President Iron Ore, 11 March 2014 Slide 5

Significant low cost supply will enter the market bhpbilliton resourcing the future Over the next five years supply growth is expected to exceed demand growth The majority of supply growth will be low cost largely from Australia and Brazil no major African projects expected to be developed by 2018 High cost domestic Chinese supply will be displaced as will other opportunistic supply sources Incremental growth in seaborne imports and exports (million tonnes) 140 120 100 80 60 40 20 0 (20) 2014 2015 2016 2017 2018 Africa C&S America Other Oceania Seaborne imports Source: CRU. Jimmy Wilson, President Iron Ore, 11 March 2014 Slide 6

We are well positioned as the cost curve flattens bhpbilliton resourcing the future Cost curve for iron ore fines (US$/t, nominal, CIF China equivalent basis) CY13 CY15 BHP Billiton will retain a favourable position on the cost curve Our competitive position is underpinned by the quality of our resource BHP Billiton WAIO Cost curve expected to flatten over time as new supply is predominantly low cost Cumulative volume (million tonnes) Source: Macquarie Research, October 2013. Jimmy Wilson, President Iron Ore, 11 March 2014 Slide 7

We will benefit from demand for high quality ores bhpbilliton resourcing the future Increasingly stringent pollution controls in China are impacting steel producers new, larger blast furnaces require higher quality raw materials to operate efficiently sintering emissions reduced by increasing lump content of the feed burden Our product suite will benefit from this developing trend Lump premium (USc/dmtu) 35 30 25 20 15 10 50 Metals Bulletin Iron Ore Index - Lump Premium Index (daily, CFR) Platts Iron Ore Spot Lump Premium Assessment (weekly, CFR) May 13 Jun 13 Jul 13 Aug 13 Sep 13 Oct 13 Nov 13 Dec 13 Jan 14 Feb 14 Jimmy Wilson, President Iron Ore, 11 March 2014 Slide 8

Continuing strong production growth at WAIO bhpbilliton resourcing the future Record WAIO production of 108 mt1 in H1 FY14 Full year guidance upgraded to 212 mt1 during the period Strip ratio has trended higher since FY12 and is expected to average ~1.3 over the next five years higher strip tonnes from Whaleback and Area C partially offset by lower strip tonnes from Yandi ramp up of Jimblebar Mine Expansion temporarily increases strip 1. 100% basis. WAIO production (million tonnes, 100% basis) 240 160 80 0 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14e WAIO material moved and strip ratio (million tonnes, 100% basis) (strip ratio) 600 3 400 2 200 1 0 0 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14e FY15e FY16e FY17e FY18e FY19e Material moved Strip ratio Jimmy Wilson, President Iron Ore, 11 March 2014 Slide 9

Accelerated delivery of the Jimblebar mine bhpbilliton resourcing the future New Jimblebar mine was completed in late CY13 with first production delivered six months ahead of schedule Relocatable crushers deployed to commission the stockyard and train load out early First phase approved to 35 mtpa1 with installed ore processing capacity of 55 mtpa1 Expansion from 35 mpta1 to 55 mtpa1 will be low cost Productivity has been the focus with staffing levels 25% less than planned 1. 100% basis. Jimblebar ore handling plant Jimblebar train load out Jimmy Wilson, President Iron Ore, 11 March 2014 Slide 10

Integrated supply chain approach to productivity
bhpbilliton resourcing the future
Mines
Rail
Port
Pits
Ore Handling Plants
Yards
Train Load Outs
Rail
Car dumpers
Stockyards
Shiploaders & berths
Current system constraint
Moving to Port
Key productivity levers at mines:
Availability and utilisation of key equipment
Shovels, trucks and fixed plant
WAIO truck hours
(12 month moving average, index, June 2012=100)
110
100
90
Jun 12
Sep 12
Dec 12
Mar 13
Jun 13
Sep 13
Dec 13
Key productivity levers at port:
Rake interchange times
Dumping cycle times
Inflow routes and reclaimer optimisation
Car dumping performance
(nameplate = 100%)
150
128
112
100
50
Current average
Internal benchmark (CD4)
Jimmy Wilson, President Iron Ore, 11 March 2014
Slide 11

Unlocking shareholder value through productivity
bhpbilliton resourcing the future
Sustainable operational improvement is the highest value adding thing we can do
Integrated remote operations centre at WAIO is fully operational and adding value
Supply chain debottlenecking contributed to
a 5 mtpa1 uplift to FY14 production guidance
Use of relocatable crushers to increase volumes a value maximising decision
– additional high margin tonnes more than offset incremental crushing costs
– delivered higher EBIT and capital efficiency
Firm focus on cost reduction going forward
Iron Ore productivity gains2
(US$ billion)
0.6
0.3
0.0
(0.3)
(0.6)
Operating cash cost
Business development & exploration
Productivity volume
Productivity gains (EBIT)
Iron Ore productivity = capital efficiency
(EBIT to NOA, %)
60
55
50
Base³
Productivity gains
H1 FY14
1. 100% basis.
2. Represents annualised volume and/or cash cost productivity efficiencies embedded within the H1 FY14 result relative to the FY12 baseline.
3. Base represents the H1 FY14 return prior to productivity gains (EBIT) and any associated capital expenditure.
Jimmy Wilson, President Iron Ore, 11 March 2014
Slide 12

Capital efficient growth of WAIO system capacity
bhpbilliton resourcing the future
We can grow system capacity towards 260–270 mtpa without the requirement for an additional mining hub or major port and rail infrastructure
Mines
Rail
Port
The new Jimblebar mine will ramp up to 35 mtpa and take total mine capacity to +220 mtpa
Jimblebar readily expandable from 35 mtpa to 55 mtpa
Debottlenecking and relocatable crushers can unlock a further +20 mtpa across our portfolio of mines
Dual track rail can deliver required capacity with modest investment
Five car dumpers installed with optimised throughput potential of 55—60 mtpa per dumper
Eight shiploaders installed with optimised throughput potential of 35—40 mtpa per shiploader
Low cost opportunity to debottleneck conveyor, stockyard and stacker-reclaimer systems
Jimmy Wilson, President Iron Ore, 11 March 2014
Slide 13

Progressive upgrades to increase port capacity
bhpbilliton resourcing the future
Shiploader replacement project
Replacing two shiploaders at Nelson Point at a cost of US$301 million (BHP Billiton share)
Commissioning scheduled for H2 CY14
Will increase the reliability of the inner harbour port facilities and increase loading capacity
Additional port upgrades
Selective upgrade of conveying routes, stackers and bucket wheel reclaimers at Nelson Point and Finucane Island
Expansion of the lump rescreening capacity at Finucane Island
Jimmy Wilson, President Iron Ore, 11 March 2014
Slide 14

Key themes
bhpbilliton resourcing the future
Strong steel production outlook continues to underpin iron ore demand
Significant additions of low cost supply will flatten the cost curve
China’s environmental policies are leading to a preference for quality iron ore
We continue to grow WAIO production, targeting 212 mt1 in FY14
Our approach to productivity is delivering a sustainable improvement in returns
Capital efficient debottlenecking of the supply chain towards 260–270 mtpa
1. 100% basis.
Jimmy Wilson, President Iron Ore, 11 March 2014
Slide 15

bhpbilliton resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	March 11, 2014	By:	/s/ Nicole Duncan
		Name:	Nicole Duncan
		Title:	Company Secretary